82-3181

NETWORK ONE HOLDINGS CORP.

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND 2001

(UNAUDITED)

02049158

NAME OF ISSUER:	**NETWORK ONE HOLDINGS CO...**
ISSUER ADDRESS:	**SUITE 606 – 470 GRANVILLE STREET**
	VANCOUVER, B.C. V6C 1V5
ISSUER PHONE NUMBER:	**(604) 682-0949**
ISSUER FAX NUMBER:	**(604) 681-0907**
CONTACT PERSON:	**EDDY CHENG**
CONTACT'S POSITION:	**PRESIDENT**
CONTACT TELEPHONE NUMBER:	**(604) 649-8168**

SUPPL

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

APPROVED BY THE BOARD OF DIRECTORS:

NAME OF DIRECTOR	*SIGNATURE*	DATE SIGNED (YY/MM/DD)
EDDY WAI CHIU CHENG	**"EDDY WAI CHIU CHENG"**	**(02/07/30)**
JEAN SIMARD	**"JEAN SIMARD"**	**(02/07/30)**

dlw 8/21

NETWORK ONE HOLDINGS CORP.
BALANCE SHEETS
AS AT
(UNAUDITED)

	June 30, 2002	March 31, 2002
ASSETS		
CURRENT		
Cash	$ -	$ 533
Accounts receivable	80,121	80,071
	$ 80,121	$ 80,604
LIABILITIES		
CURRENT		
Bank overdraft	$ 70	$ -
Accounts payable	50,227	49,453
Short-term loans *(Note 3)*	11,000	11,000
	61,297	60,453
LOANS *(Note 3)*	577,763	574,763
	639,060	635,216
SHAREHOLDERS' DEFICIENCY		
SHARE CAPITAL		
Authorized: 100,000,000 common shares without par value		
Issued: 4,033,517	1,639,566	1,639,566
DEFICIT	(2,198,505)	(2,194,178)
	(558,939)	(554,612)
	$ 80,121	$ 80,604

APPROVED BY THE DIRECTORS:

"Eddy Cheng" Director "Jean Simard" Director

NETWORK ONE HOLDINGS CORP.
STATEMENTS OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND 2001
(UNAUDITED)

	2002	2001
SUNDRY INCOME	$ -	$ 200
EXPENSES		
Management fees *(Note 2)*	3,000	-
Office and miscellaneous	300	13
Professional fees	500	125
Transfer agent and regulatory fees	527	90
	4,327	228
NET LOSS FOR THE PERIOD	4,327	28
DEFICIT, BEGINNING OF PERIOD	2,194,178	2,262,577
DEFICIT, END OF PERIOD	$ 2,198,505	$ 2,262,605
LOSS PER SHARE	$ 0.00	$ 0.000

NETWORK ONE HOLDINGS CORP.

STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND 2001

(UNAUDITED)

		2002		2001
CASH PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net loss from operations	$	(4,327)	$	(28)
Changes in non-cash working capital:				
(Increase) decrease in accounts receivable		(50)		33
Increase (decrease) in accounts payable		774		-
		(3,603)		5
FINANCING ACTIVITIES				
Loan from a director		3,000		-
INCREASE (DECREASE) IN CASH		(603)		5
CASH, BEGINNING OF PERIOD		533		259
CASH (DEFICIENCY), END OF PERIOD	$	(70)	$	264

NETWORK ONE HOLDINGS CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND 2001
(UNAUDITED)

1. ACCOUNTING POLICIES

a) These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and follow the same accounting policies and methods of application as per the March 31, 2002 annual financial statements. These interim financial statements do not contain all the information that is presented in annual financial statements. They should be read in conjunction with the most recent annual financial statements of the Company, prepared as of March 31, 2002.

b) Income (loss) per share

Income (loss) per share is calculated on the basis of the weighted-average number of common shares outstanding during the period. The effect of potential issues of shares under warrant or share option arrangements is anti-dilutive.

c) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. RELATED PARTY TRANSACTIONS

During the period ended June 30, 2002, the Company accrued management fees payable to its president of $3,000.

3. LOANS

The loans are without interest or stated terms of repayment and are unsecured. Of these loans, $315,610 (March 31, 2002: $312,610) is payable to a director. The loans have been classified as non-current liabilities, as part of any restructuring of the Company's affairs would involve management's intention to settle these loans by issuance of shares of the Company.

4. CONTINUANCE OF OPERATIONS

These financial statements are prepared on a going-concern basis which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

As at June 30 and March 31, 2002, the Company had a deficit of $2,198,505 and $2,194,178 respectively. The ability of the Company to continue operating as a going concern is dependent upon, among other things, obtaining additional long-term financing and upon future profitable operations.

5. FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

As at June 30 and March 31, 2002, the fair value of cash, accounts receivable, accounts payable and short-term loans approximates carrying value because of the short-term maturity of these instruments.